UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File No. 001-3440

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND PLC

170/175 Lakeview Drive

Airside Business Park

Swords, Co. Dublin

Ireland

Ingersoll-Rand Company Employee Savings Plan

Index

December 31, 2009 and 2008

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of the

Ingersoll-Rand Company Employee Savings Plan

Piscataway, New Jersey

We have audited the accompanying financial statements of the Ingersoll-Rand Company Employee Savings Plan (the Plan) as of and for the years ended December 31, 2009 and 2008 as listed in the foregoing Index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina

June 28, 2010

Ingersoll-Rand Company Employee Savings Plan

Statements of Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Plan’s interest in Savings Plan Master Trust (Note 4)	$3,013,666,284	$742,111,512
Other assets, at fair value (Note 5)	24,640	20,157
Participant loans receivable	37,770,796	19,372,594

Total investments	$3,051,461,720	$761,504,263

Contributions receivable Employer	$1,281,182	$1,494,082

Net assets available for benefits, at fair value	$3,052,742,902	$762,998,345

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company Employee Savings Plan

Statements of Changes in Assets Available for Benefits

For the years ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Contributions
Participants	$48,797,320	$56,024,995
Employer	35,171,441	40,163,855
Employee rollover	2,076,941	4,105,863

	86,045,702	100,294,713

Plan’s interest in investment income (loss) of the Savings Plan Master Trust (Note 4)	286,647,034	(427,136,282)

Total	372,692,736	(326,841,569)

Deductions from net assets attributed to:
Participant withdrawals and distributions	93,657,132	134,280,128
Administrative expenses	191,471	207,140

Total deductions	93,848,603	134,487,268

Net increase (decrease) prior to transfers	278,844,133	(461,328,837)
Transfers from other plans (Note 1)	2,010,900,424	99,099,933
Transfers to other plans (Note 1)	—	(27,960,573)

Net increase (decrease)	2,289,744,557	(390,189,477)
Net assets available for benefits
Beginning of year	762,998,345	1,153,187,822

End of year	$3,052,742,902	$762,998,345

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of Plan

The following brief description of the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

History

On July 1, 2009, Ingersoll-Rand Company Limited (“IR-Limited”), a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of the parent company of Ingersoll Rand from Bermuda to Ireland. As a result, Ingersoll-Rand plc (“IR-Ireland”) replaced IR-Limited as the ultimate parent company effective July 1, 2009 (collectively referred to as “the Company”). As a result of the reorganization, IR-Limited became a wholly-owned subsidiary of IR-Ireland and the Class A common shares of IR-Limited became ordinary shares of IR-Ireland. Shares of Ingersoll-Rand plc continue to trade on the New York Stock Exchange under the symbol “IR”, the same symbol under which the Ingersoll-Rand Company Limited Class A common shares previously traded.

The Company established the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) effective January 1, 2003 as part of the implementation of the Retirement Income Program approved by the Board of Directors of the Ingersoll-Rand Company. The Plan was established in order to facilitate systematic savings by eligible employees and to provide those employees with an opportunity to fund their retirement and other specified needs.

The Plan was adopted effective January 1, 2003, reflecting a spin-off of certain account balances and the merger of all or a portion of the account balances of the following plans into the Plan:

-	Ingersoll-Rand Company Savings and Stock Investment Plan (the “SSIP”), except with respect to the account balances of employees whose employment with the Company terminated as a result of the sale of the Engineered Business Solutions.

-	Ingersoll-Rand/Thermo King Savings and Stock Investment Plan, except with respect to the account balances of employees whose eligibility to participate is subject to collective bargaining.

-	Kryptonite Corporation Profit Sharing Plan.

-	National Refrigeration Services, Inc. 401(k) Retirement Savings Plan.

-	Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, except with respect to the account balances of employees whose eligibility to participate is subject to collective bargaining.

-	Hussmann International, Inc. Retirement Savings Plan for Salaried Employees.

-	Taylor Industries, Inc. 401(k) Profit Sharing Plan.

-	WHS Refrigeration Systems, Inc. 401(k) Savings Plan.

Effective December 31, 2003, the account balances of participants in the SSIP, the Electronic Technology Corporation 401(k) Plan (the “ETC Plan”) and the Integrated Access Systems, Inc. Employee Salary Reduction Plan (the “Integrated Access Plan”) were merged into the Plan.

Effective May 31, 2005, the account balances of participants in the Ingersoll-Dresser Pump Company Hourly Pension Plan (the “IDP Plan”), the Falcon Lock 401(k) Plan (the “Falcon Lock Plan”) and the Nelson Refrigeration Profit Sharing Plan (the “Nelson Plan”) were merged into the Plan. Effective

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

September 30, 2005, the Security One Systems, Inc. 401K Savings Plan (the “SOS Plan”) was merged into the Plan.

On February 27, 2007, the Company agreed to sell its Road Development business unit to AB Volvo. The U.S. portion of the sale was completed on April 30, 2007. The assets of the “Transferred Employees” and “Former Employees,” as defined in the asset and stock purchase agreement between Ingersoll Rand Company, Limited and AB Volvo (Public), dated February 27, 2007 were transferred to an AB Volvo defined contribution plan intended to be qualified under IRC Section 401(a) during 2008.

On July 29, 2007, the Company agreed to sell its Bobcat, Utility Equipment and Attachment businesses (collectively, Compact Equipment) to Doosan Infracore. The sale was completed on November 30, 2007. The assets and liabilities of “Transferred Employees” and “Former Employees,” as defined in the asset and stock purchase agreement among Ingersoll Rand Company, Limited, Doosan Infracore Co. Limited and Doosan Engine Co. LTD, dated as of July 20, 2007 were transferred to a Doosan defined contribution plan intended to be qualified under IRC Section 401(a) during 2007.

On March 31, 2008, all assets of the Ingersoll-Rand Matching Contributions Plan were merged into the Plan.

On December 31, 2009, all assets, including participant loans, of US employees participating in the Trane Savings Plan were merged into the Plan. These employees will be covered by the Plan going forward.

General

The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan and the Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.

The Ingersoll Rand Company Benefits Administration Committee (the “Committee”) administers the Plan on behalf of the Company. The Ingersoll Rand Company Benefits Design Committee designs and approves changes to the Plan. The Ingersoll Rand Company Benefits Investment Committee selects and approves the Plan’s investment options. Participants direct investments among the primary investment options. The Plan is intended and operated to satisfy the requirements of ERISA Section 404(c).

Other Assets

Certain Plan investments relate to assets received as a result of the merger of the Nelson Plan into the Plan effective May 31, 2005. These assets were owned by the Plan but were not part of the Savings Plan Master Trust as of December 31, 2009 and 2008. The Company has no intentions to transfer these assets to the Savings Plan Master Trust at this time.

Contributions

For those employees who are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution that is invested in a default investment defined by the Plan. As of December 31, 2009, the current default investment is the applicable target retirement date fund for that employee. The employee then has a period of approximately 30 days to elect to not contribute to the Plan or to change his or her contribution percentage and investment options within the Plan. Payroll deductions, consequently, do not begin until such period has expired. Each year, participants may contribute up to 50% (in whole percentages) of their compensation, as defined in the Plan and subject to limits under the U.S. Internal Revenue Code of 1986, as amended (“IRC”). Participants may use before or after-tax dollars for part or all of their elective contributions. Participants also may rollover to the Plan amounts representing distributions from other eligible retirement plans, as defined in the Plan. Participants who have attained age 50 before the end of

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the IRC. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Savings Plan Master Trust, together with assets from other Ingersoll-Rand Company participating defined contribution plans intended to qualify under IRC Section 401(a). Within the Savings Plan Master Trust, the Plan offers an interest bearing cash option, self-directed brokerage accounts, various mutual funds, and an Ingersoll Rand Stock Fund.

The Company contributes to the Plan via a matching contribution. The Plan requires Company matching contributions of 100% of participants’ contributions up to 6% of salary. The Company’s matching contribution is contributed in half cash and half stock. The cash half is immediately invested in the same manner as the participant contributions and the stock half, contributed in Ingersoll-Rand plc ordinary shares, is immediately eligible to be sold and reinvested in any investment option under the Plan. The Plan also had a discretionary profit sharing contribution available for certain participants working for an affiliate of the Company through January 1, 2010. This profit sharing contribution, if any, was determined annually by the sector leadership of the affiliate. At December 31, 2009 and 2008, employer contribution receivable included $515,936 and $619,189 respectively, related to this profit sharing contribution. Effective January 1, 2010, the profit sharing contribution has been eliminated, other than any contribution made in 2010 for the 2009 Plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and (c) charged with applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit which a participant is entitled to receive is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s matching and profit sharing contribution portion of participants’ accounts is also immediately vested. Company basic contributions or additional contributions made under the Trane Savings Plan and merged into the Plan on December 31, 2009 remain subject to a three year vesting schedule.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by their highest outstanding loan balance during the preceding twelve month period or 50% of their eligible account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 0.1% (rounded to the nearest 0.5%) at the time of the loan, which is commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions. Loan terms range from 1-5 years. Effective January 1, 2010, a loan to acquire a principal residence may be for a term of up to 15 years.

Payment of Benefits

Plan distributions may be in the form of a lump sum or in such other manner that the Plan may permit. In addition, Plan participants who terminate employment may elect distributions of at least $500 on a daily basis up to the balance in the account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Valuation of Investments

With the exception of assets of merged plans described earlier and participant loans receivable, Plan investments are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for discussion of fair value measurements of the investments.

The Savings Plan Master Trust reports investments in the Mutual Funds and the investments comprising the assets of merged plans category at current value based on published market quotations. Fidelity’s Institutional Money Market Portfolio is valued at current value based on published market quotations of those Fidelity funds in which it participates. Investments in the Self-Directed Brokerage Accounts are at current value based principally on published market quotations of the individual investments comprising the brokerage accounts. Shares in the Ingersoll Rand Stock Fund are valued based on their net asset value, determined daily. Shares of common collective trusts are valued at the net asset value of shares at year end based upon current value. Common collective trusts are not available in an exchange or active market; however, the fair value is determined based on the underlying investments as traded in an exchange or active market. There is no restriction in place with respect to the daily or monthly redemption of the common collective trust.

The Participant Loan Fund represents the net outstanding receivable balance, which approximates fair value, due to the Plan from those participants with outstanding loan balances.

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Accounting Policies on Transfers

Assets acquired through plan merger are recorded at the fair market value on the effective date of the plan merger.

Contributions

Participant and Company matching contributions are contributed to the Plan on a weekly, bi-weekly or monthly basis, as outlined in the Plan document. Profit sharing contributions are contributed to the Plan annually. Participant contributions for each investment option or portfolio are based on the participants’ elections.

Expenses of the Plan

Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant.

Benefit Payments

Distributions to terminated employees are recorded in the Plan’s financial statements when paid. There were no approved and unpaid amounts at December 31, 2009 and 2008.

Reclassifications

Certain reclassifications have been made to the prior periods presented in the financial statements to conform to the current year presentation.

New Accounting Pronouncements

As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”) which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America (“GAAP”), superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plans’ financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. Although the adoption of this update did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures with respect to its investments in common collective trusts.

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance if effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure related, it will not have any impact on the Plan’s financial statements.

3.	Fair Value Measurements

GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Ingersoll Rand Stock Fund: Valued at the net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. The fund primarily invests in stock of Ingersoll-Rand plc, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments.

Mutual funds: The shares of registered investment companies are values at quoted market prices in an exchange and active market, which represent the NAV of shares held by the Savings Plan Master Trust at year end and are classified as level 1. Investments in registered investment companies generally may be redeemed daily.

Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the NAV of the underlying assets as traded in an exchange or active market. Common collective trusts generally may be redeemed monthly.

Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts.

Money market portfolio: Valued at the NAV of the funds in which the Savings Plan Master Trust participates at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

Investment contracts with insurance companies: The investments are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. Funds under the contracts that have been allocated and applied to purchase annuities are excluded from the Savings Plan Master Trust assets. Such assets are classified within Level 3.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table does not include the Plan’s interest in the Savings Plan Master Trust. See Note 4 for further disclosures of the fair value of the assets held within the Savings Plan Master Trust.

The following summarizes the Plan’s investments by classification and method of valuation as of December 31, 2009 and 2008:

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Participant loans receivable	$—	$—	$37,770,796	$37,770,796
Group annuity contracts	—	—	24,640	24,640

	$—	$—	$37,795,436	$37,795,436

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Participant loans receivable	$—	$—	$19,372,594	$19,372,594
Group annuity contracts	—	—	20,157	20,157

	$—	$—	$19,392,751	$19,392,751

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

	Level 3 assets
	Year Ended December 31, 2009
	Participant loan receivable	Group annuity contracts
Balance, beginning of year	$19,372,594	$20,157
Realized gain/(losses)	—	4,483
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—
Loans transferred from other Plans	19,206,673
Purchases, sales, issuances and settlements, net	(808,471)	—

Balance, end of year	$37,770,796	$24,640

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

	Level 3 assets
	Year Ended December 31, 2008
	Participant loan receivable	Group annuity contracts
Balance, beginning of year	$19,196,324	$29,624
Realized gain/(losses)	—	(9,467)
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances and settlements, net	176,270	—

Balance, end of year	$19,372,594	$20,157

4.	Investment in Savings Plan Master Trust

Except for the participant loans receivable and assets of merged plans, the Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company sponsored retirement plans. The assets of the Savings Plan Master Trust are held by Fidelity, the Trustee of the Trust. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. The Trustee maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at each measurement date. At December 31, 2009 and 2008, the Plan had a 98.5% and 95.5% participation, respectively, in the Savings Plan Master Trust.

The following investments in the Savings Plan Master Trust and the net appreciation in fair value of investments, interest, and dividend income and other receipts in the Savings Plan Master Trust are certified by the Trustee to be complete and accurate. The Trustee has also certified the Plan’s proportionate share of such items to be complete and accurate.

	2009	2008
Investments, at fair value
Money market portfolio	$148,291,472	$48,031,214
Mutual funds	1,068,037,088	248,429,424
Common collective trust	764,508,750	351,691,150
Self-directed brokerage accounts	135,234,812	11,410,893
Ingersoll Rand Stock Fund	943,251,993	115,396,306

Net assets available for benefits	$3,059,324,115	$774,958,987

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2009	2008
Investment income:
Net appreciation (depreciation) in fair value of investments
Money market portfolio	$—	$2,418,900
Mutual funds	71,158,770	(151,120,424)
Self-directed brokerage accounts	2,635,445	(4,825,803)
Common collective trust	84,195,864	(144,012,164)
Ingersoll Rand Stock Fund	123,599,700	(170,734,634)

	281,589,779	(468,274,125)
Interest and dividend income	10,949,748	21,944,083

Total investment income (loss)	$292,539,527	$(446,330,042)

The following summarizes the classification of the Savings Plan Master Trust investments by classification and method of valuation as of December 31, 2009 and 2008:

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust Investment Fund
Money market portfolio	$148,291,472	$—	$—	$148,291,472
Mutual funds:
Growth funds	426,302,880	—	—	426,302,880
Bond fund	254,891,834	—	—	254,891,834
International growth funds	225,141,090	—	—	225,141,090
Domestic equity fund	80,192,203	—	—	80,192,203
Fixed income fund	40,348,957	—	—	40,348,957
Value equity fund	21,744,332	—	—	21,744,332
Index funds	19,415,792	—	—	19,415,792
Self-directed brokerage accounts	135,234,812	—	—	135,234,812
Common or collective trusts	108,327,339	656,181,411	—	764,508,750
Ingersoll Rand Stock Fund	—	943,251,993	—	943,251,993

Total assets at fair value	$1,459,890,711	$1,599,433,404	$—	$3,059,324,115

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust Investment Fund
Money market portfolio	$48,031,214	$—	$—	$48,031,214
Mutual funds:	248,429,424			248,429,424
Self-directed brokerage accounts	11,410,893	—	—	11,410,893
Common or collective trusts	41,970,117	309,721,033	—	351,691,150
Ingersoll Rand Stock Fund	—	115,396,306	—	115,396,306

Total assets at fair value	$349,841,648	$425,117,339	$—	$774,958,987

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

5.	Assets of Merged Plans

Investments in the assets of merged plans category are comprised of the investments of the Nelson Plan which were merged into the Plan effective May 31, 2005. The investments of this merged plan are comprised of $24,640 and $20,157 of variable annuity accounts at December 31, 2009 and 2008.

6.	Tax Status

The U.S. Internal Revenue Service has determined and informed the Company by a letter dated April 29, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. The Plan has been amended since receiving the determination letter. Plan management and the Plan’s counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the IRC and therefore no provision for U.S. federal income tax is required.

7.	Party-In-Interest

Certain Plan investments are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll Rand Stock Fund. These transactions qualify as permitted party-in-interest transactions.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, all affected participants would become 100% vested in their employer contributions.

Ingersoll-Rand Company Employee Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

9.	Risks and Uncertainties

Investments are subject to risk conditions of the individual investment’s objectives, stock market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in the values of the Plan’s investments will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Ingersoll-Rand Company Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	078

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan’s interest in Savings Plan Master Trust	Master Trust 98.5% participation	**	$3,013,666,284

	Mass Mutual Variable Annuity Contracts	Variable annuity contracts	**	24,640

	Participation Loans	Due 01/01/2010 - 01/01/2040; 3.25% - 10.50%	$ –	37,770,796

	TOTAL INVESTMENTS HELD BY THE PLAN			$3,051,461,720

*	Includes assets which represent permitted party-in-interest transactions to the Plan.
**	Cost information is not required for participant directed investments and is therefore omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

Dated: June 28, 2010	By:	/S/ SHEILA SAVAGEAU
	Name:	Sheila Savageau
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Cherry, Bekaert & Holland, L.L.P.